[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

November 2, 2015

VIA EDGAR
Asen Parachkevov, Attorney Adviser
Jeff Long, Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Registration Statement (333-206661) of Prospect Capital Corporation (the “Fund”)
Dear Mr. Parachkevov and Mr. Long:
We are in receipt of oral comments provided by each of you on October 20, 2015 and October 21, 2015 regarding the Fund’s Registration Statement on Form N-2 (the “Registration Statement”).
The Fund has considered your comments and has authorized us to make on its behalf the responses and changes to the Fund’s Registration Statement discussed below. These changes are reflected in Pre-Effective Amendment No. 2 to the Fund’s Registration Statement being filed today.
The Fund’s responses to the comments are set forth below. For ease of reference, a summary of each comment is set forth in bold font and followed by the corresponding response.

Mr. Asen Parachkevov
Mr. Jeff Long
November 2, 2015

Terms that are capitalized but not defined herein shall have the same meaning assigned to them in the Registration Statement.
1.    Please revise footnote 8 relating to the “Acquired Fund Fees and Expenses” item in the Fees and Expenses table to include greater detail regarding the assumptions made in calculating such item relating to CLO related expenses.
Based on written guidance by the Commission staff, Instruction 10.a to Item 3 does not apply to expenses associated with investments in structured finance vehicles, collateralized debt obligations, or other entities not traditionally considered pooled investment vehicles. Please see the Commission staff’s guidance release, “Staff Responses to Questions Regarding Disclosure of Fund of Funds Expenses” (https://www.sec.gov/divisions/investment/guidance/fundfundfaq.htm). Inasmuch as the CLOs in which the Fund has investments are structured finance vehicles (see Credit Risk Retention, Release No. 34-73407; File No. S7-14-11, Securities and Exchange Commission,(Oct. 22, 2014), at 71), the Fund believes that its investments in these vehicles should not be included in its Acquired Fund Fees and Expenses calculation. The Fund has stated in the note that expenses of the CLOs in which it is invested are not included.
2.    In regard to prior comment 27, please provide more detail explaining why the Class C shares of Harbortouch Payments LLC more than doubled in value from $39,372,000 to $80,202,000.
The Board of the Fund reviewed valuation information, including a valuation report from an independent third party valuation firm and inputs from the Advisor. The Board determined in good faith that the total enterprise value of Harbortouch Payments LLC (“Harbortouch”) had increased by approximately $87 million (or approximately 17%). The Board determined that it would be appropriate to allocate $11 million of this amount to an equal amount of increase in the principal amount of indebtedness supporting Harbortouch’s business growth, that it would be inappropriate to increase the value of its debt investment in Harbortouch’s operating companies in excess of the principal amount and accordingly allocated the remaining increase to its equity interest, which is entirely in the form of Class C shares.
3.    In response 38 of your prior response letter, it is stated that the Fund filed a Form 10-K/A on September 11, 2015 to include “audited” financials but such financials were in fact unaudited. Please clarify as much in your response.

Mr. Asen Parachkevov
Mr. Jeff Long
November 2, 2015

The referenced response should have stated that the Fund filed a Form 10-K/A on September 11, 2015 to include unaudited financials.
4.    In regard to response 18 of your prior response letter, please confirm that the small business loans have been held less than 12 months. Otherwise, please disclose small business loans that have been held for more than 12 months in your Schedule of Investments in accordance with Schedule 12-12 under Regulation S-X. Additionally, please supplementally provide details regarding the purchase and sale of such small business loans. For example, are they purchased individually or as pools of loans. Please provide detail regarding the valuation process of such small business loans. The Commission staff believes that each such loan should be fair valued separately. If they were not fair valued separately, what would the difference be regarding the aggregate fair value.
The Fund confirms that there were 5 loans with fair value of $44,744 with holding durations of greater than 12 months as of June 30, 2015. The Fund will, in future filings, disclose small business loans with holding durations of greater than 12 months in its Schedule of Investments in accordance with Schedule 12-12 under Regulation S-X if the aggregate of such loans with individual principal amounts not in excess of $100,000 exceeds 0.1% of the Fund’s total assets. The Fund believes that information about individual loans held for a few months beyond one year (almost none have maturities in excess of 18 months at purchase) in such minimal individual and aggregate amounts are of no conceivable interest to investors in the Fund. The Fund purchases individual loans. With respect to valuations, the valuation process for the small business loans is performed in accordance to the same level 3 principles applicable to other level 3 assets under ASC 820. Specifically, the individual loans are grouped into separately identified pools based on the current status (i.e. paying, delinquent) and term for the purposes of determining fair value. The fair value is estimated by using a discounted cash flow methodology based upon significant unobservable inputs, such as loss adjusted discount rates and projected loss rates. The Fund accordingly believes that because the criteria are applied to each loan, it effectively values each of these loans separately.
5.    Please explain and represent that the Fund reasonably believes that its assets will provide adequate cover to allow the Fund to satisfy all of its unfunded commitments.
The Fund understands that this comment supersedes prior comments received from the staff on the status of its unfunded commitments. The Fund reasonably believes that its assets will provide adequate cover to allow the Fund to satisfy all of its unfunded commitments. The bases for the Fund's belief are primarily that (i) historically it has rarely utilized more than 40% of its revolving credit line, which on average over the

Mr. Asen Parachkevov
Mr. Jeff Long
November 2, 2015

previous eight (8) quarters permitted additional borrowings of up to $411.7 million, whereas its average unfunded commitments over such time was $137.6 million and over the previous four (4) quarters was $88.2 million; (ii) the Fund receives repayments, prepayments and sales proceeds on its portfolio investments that have ranged from $108.5 million to $863.1 million over the past eight quarters and have averaged $302.5 million per quarter over that period; (iii) while the Fund does not hold a large amount of highly liquid assets at any one time, it generally holds a substantial amount of Term Loan A loans and portions of large syndicated loans (for example, $1.1 billion and $395 million, respectively, as of June 30, 2015), which are quite liquid and can be sold promptly, and (iv) in addition, a majority of its portfolio assets are of a nature that are salable over a relatively short period to generate cash.
6.    In regard to response 22 of your prior response letter, of the wholly-owned and substantially wholly-owned subsidiaries that are not consolidated, please explain the rationale as to why such subsidiaries are not consolidated.
In accordance with Regulation S-X and the AICPA Audit and Accounting Guide for Investment Companies and ASC 810—Consolidation, the Fund generally will not consolidate its interest in any company other than in investment company subsidiaries and controlled operating companies substantially all of whose business consists of providing services to the Fund. The Fund has reviewed the October 2014 IM Guidance Update, “Investment Company Consolidation,” and that in reaching the foregoing conclusions the Fund took the guidance into account.
American Property REIT Corp. (“APRC”) is a qualified REIT which holds investments in several real estate properties located in the Southeastern United States.  Accordingly, it is excluded from the definition of investment company under Section 3(a) of the 1940 Act.  APRC is also excluded from the definition of investment company under FASB ASC 946-10-15 because its business purpose and activity includes making investments for strategic operating purposes and excludes making multiple substantive investments and investing with an exit strategy.
Arctic Energy Services, LLC (“AES”) provides oilfield service personnel, well testing flowback equipment, frac support systems and other services to exploration and development companies in the Rocky Mountains.  Accordingly, it is excluded from the definition of investment company under Section 3(a) of the 1940 Act.  AES is also excluded from the definition of investment company under FASB ASC 946-10-15 because its business purpose and activity includes making investments for strategic

Mr. Asen Parachkevov
Mr. Jeff Long
November 2, 2015

operating purposes and excludes making multiple substantive investments and investing with an exit strategy.
CCPI Inc. (“CCPI”)  is a manufacturer of temperature measurement solutions and refractory materials for the aerospace, aluminum, automotive g, heat treatment, steel, and other industries with operations in Blanchester, Ohio.  Accordingly, it is excluded from the definition of investment company under Section 3(a) of the 1940 Act.  CCPI is also excluded from the definition of investment company under FASB ASC 946-10-15 because its business purpose and activity includes making investments for strategic operating purposes and excludes making multiple substantive investments and investing with an exit strategy.
CP Energy Services Inc. (“CPES”) provides oilfield flowback services and fluid hauling and disposal services in Texas and Oklahoma through its subsidiaries.  Accordingly, it is excluded from the definition of investment company under Section 3(a) of the 1940 Act.  CPES is also excluded from the definition of investment company under FASB ASC 946-10-15 because its business purpose and activity includes making investments for strategic operating purposes and excludes making multiple substantive investments and investing with an exit strategy.
Credit Central Loan Company, LLC (“CCLC”) is a branch-based provider of installment loans with operations in South Carolina, Tennessee and Texas.  Accordingly, it is excluded from the definition of investment company under Section 3(a) of the 1940 Act.  CCLC is also excluded from the definition of investment company under FASB ASC 946-10-15 because its business purpose and activity includes making investments for strategic operating purposes and excludes making multiple substantive investments and investing with an exit strategy.
Echelon Aviation LLC (“EAL”) is an aircraft leasing company with operations in New York, New York.  Accordingly, it is excluded from the definition of investment company under Section 3(a) of the 1940 Act.  EAL is also excluded from the definition of investment company under FASB ASC 946-10-15 because its business purpose and activity includes making investments for strategic operating purposes and excludes making multiple substantive investments and investing with an exit strategy.
Edmentum Ultimate Holdings, LLC (“EUH”) owns 100% of the equity of Edmentum, Inc., which is an all subscription based software and service provider of online curriculum and assessments to the U.S. education market with operations in Minneapolis, Minnesota.  Accordingly, it is excluded from the definition of investment company under Section 3(a) of the 1940 Act.  EUH is also excluded from the definition of investment

Mr. Asen Parachkevov
Mr. Jeff Long
November 2, 2015

company under FASB ASC 946-10-15 because its business purpose and activity includes making investments for strategic operating purposes and excludes making multiple substantive investments and investing with an exit strategy.
First Tower Finance Company LLC (“FTFC”) owns 100% of First Tower, LLC, a multiline specialty finance company.  Accordingly, it is excluded from the definition of investment company under Section 3(a) of the 1940 Act.  FTFC is also excluded from the definition of investment company under FASB ASC 946-10-15 because its business purpose and activity includes making investments for strategic operating purposes and excludes making multiple substantive investments and investing with an exit strategy.
Freedom Marine Solutions, LLC (“FMS”) owns, manages and operates offshore supply vessels that serve the oil and gas industry in the Gulf of Mexico. Accordingly, it is excluded from the definition of investment company under Section 3(a) of the 1940 Act.  FMS is also excluded from the definition of investment company under FASB ASC 946-10-15 because its business purpose and activity includes making investments for strategic operating purposes and excludes making multiple substantive investments and investing with an exit strategy.
Gulf Coast Machine & Supply Company (“GCMSC”) is a provider of value-added forging solutions to energy and industrial end markets with operations in Beaumont, Texas.  Accordingly, it is excluded from the definition of investment company under Section 3(a) of the 1940 Act.  GCMSC is also excluded from the definition of investment company under FASB ASC 946-10-15 because its business purpose and activity includes making investments for strategic operating purposes and excludes making multiple substantive investments and investing with an exit strategy.
Harbortouch Payments, LLC (“HPL”) is a provider of transaction processing services and point-of sale equipment used by merchants across the United States with operations in Allentown, Pennsylvania.  Accordingly, it is excluded from the definition of investment company under Section 3(a) of the 1940 Act.  HPL is also excluded from the definition of investment company under FASB ASC 946-10-15 because its business purpose and activity includes making investments for strategic operating purposes and excludes making multiple substantive investments and investing with an exit strategy.
MITY, Inc. (“MITY”) is a designer, manufacturer and seller of multipurpose room furniture and specialty healthcare seating products with operations in Orem, Utah.  Accordingly, it is excluded from the definition of investment company under Section 3(a) of the 1940 Act.  MITY is also excluded from the definition of investment company under FASB ASC 946-10-15 because its business purpose and activity includes making

Mr. Asen Parachkevov
Mr. Jeff Long
November 2, 2015

investments for strategic operating purposes and excludes making multiple substantive investments and investing with an exit strategy.
National Property REIT Corp. (“NPRC”) is a qualified REIT that holds for investment, operates, finances, leases, manages, and sells a portfolio of real estate assets, including, but not limited to, industrial, commercial, and multi-family properties located in the Southeastern United States, Michigan and Texas, and engages in any and all other activities as may be necessary, incidental or convenient to carry out the foregoing. Additionally, through its wholly-owned subsidiaries, NPRC invests in online consumer loans.  Accordingly, it is excluded from the definition of investment company under Section 3(a) of the 1940 Act.  NPRC is also excluded from the definition of investment company under FASB ASC 946-10-15 because its business purpose and activity includes making investments for strategic operating purposes and excludes making multiple substantive investments and investing with an exit strategy.
Nationwide Loan Company LLC (f/k/a Nationwide Acceptance LLC) (“NLC”) is an automobile and consumer loan finance company with operations in Cicero, Illinois.  Accordingly, it is excluded from the definition of investment company under Section 3(a) of the 1940 Act.  NLC is also excluded from the definition of investment company under FASB ASC 946-10-15 because its business purpose and activity includes making investments for strategic operating purposes and excludes making multiple substantive investments and investing with an exit strategy.
NMMB, Inc. (“NMMB”) is an advertising media buying business with operations in New York, New York.  Accordingly, it is excluded from the definition of investment company under Section 3(a) of the 1940 Act.  NMMB is also excluded from the definition of investment company under FASB ASC 946-10-15 because its business purpose and activity includes making investments for strategic operating purposes and excludes making multiple substantive investments and investing with an exit strategy.
R-V Industries, Inc. (“RVI”) is an engineering and manufacturing company servicing industrial customers with operations in Honey Brook, Pennsylvania.  Accordingly, it is excluded from the definition of investment company under Section 3(a) of the 1940 Act.  RVI is also excluded from the definition of investment company under FASB ASC 946-10-15 because its business purpose and activity includes making investments for strategic operating purposes and excludes making multiple substantive investments and investing with an exit strategy.
United Property REIT Corp. (“UPRC”) is a qualified REIT that holds for investment, operates, finances, leases, manages, and sells a portfolio of real estate assets, including,

Mr. Asen Parachkevov
Mr. Jeff Long
November 2, 2015

but not limited to, industrial, commercial, and multi-family properties located in the Southeastern United States, Indiana, Missouri and Ohio, and engages in any and all other activities as may be necessary, incidental or convenient to carry out the foregoing.  Accordingly, it is excluded from the definition of investment company under Section 3(a) of the 1940 Act.  UPRC is also excluded from the definition of investment company under FASB ASC 946-10-15 because its business purpose and activity includes making investments for strategic operating purposes and excludes making multiple substantive investments and investing with an exit strategy.
Valley Electric Company, Inc. (“VEC”) owns 100% of the equity of VE Company, Inc., which owns 100% of the equity of Valley Electric Co. of Mt. Vernon, Inc., a leading provider of specialty electrical services in the state of Washington and among the top 50 electrical contractors in the United States.  Accordingly, it is excluded from the definition of investment company under Section 3(a) of the 1940 Act.  VEC is also excluded from the definition of investment company under FASB ASC 946-10-15 because its business purpose and activity includes making investments for strategic operating purposes and excludes making multiple substantive investments and investing with an exit strategy.
Wolf Energy, LLC (“WEL”) owns and operates producing oil and gas assets in Texas.  Accordingly, it is excluded from the definition of investment company under Section 3(a) of the 1940 Act.  WEL is also excluded from the definition of investment company under FASB ASC 946-10-15 because its business purpose and activity includes making investments for strategic operating purposes and excludes making multiple substantive investments and investing with an exit strategy.
7.    In regard to footnote 25 of the Fund’s audited financials for the fiscal year ending June 30, 2015, for future financial statement filings, please state that unfunded commitments are fair valued, including commitments with zero value.
The Fund confirms that it will include such disclosure in future financial statement filings.

* * * * *

Mr. Asen Parachkevov
Mr. Jeff Long
November 2, 2015

The Fund acknowledges that (i) the Fund is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Commission or the Commission staff , acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Commission staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Fund may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at (212) 735-2790 or Steven Grigoriou at (416) 777-4727.
Sincerely,
/s/ Richard Prins
Richard Prins